

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

James Beckwith
President and Chief Executive Officer
Five Star Bancorp
3100 Zinfandel Drive
Suite 650
Rancho Cordova, CA 95670

>   **Re: Five Star Bancorp**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-1**
>   **Filed April 26, 2021**
>   **File No. 333-255143**

Dear Mr. Beckwith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Unaudited Pro Forma Condensed Financial Information
Unaudited Pro Forma Condensed Statement of Income, page 22

1. Please revise to separately disclose the pro forma earnings per share impact of the change in tax status on the face of the pro forma statement of income.

2. Please revise to separately disclose the pro forma earnings per share reflective of the number of shares whose proceeds will be used to pay the dividend as required by SAB Topic 1.B.3, on the face of the pro forma statement of income.

Description of Capital Stock
Exclusive Forum Selection, page 145

3.   We note that your disclosure regarding the exclusive forum provision of your amended bylaws does not appear to be consistent with the provision included in Section 8.1 of your form of amended and restated bylaws filed as Exhibit 3.4. For example, on page 145 you disclose that the exclusive forum provision will not apply to any claims arising under the Exchange Act. However, Section 8.1 of Exhibit 3.4 provides that "[u]nless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America, including, in each case, the applicable rules and regulations promulgated thereunder." Please revise and ensure that your amended bylaws and your disclosure clearly and consistently clarify the extent to which such provision applies to claims arising under the Securities Act and the Exchange Act, including risk factor disclosure.

    You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance